November 19, 2014	News Release 14–21

SILVER STANDARD FILES NI 43-101 TECHNICAL REPORT ON THE
MARIGOLD MINE
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has filed a technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” (the “Technical Report”) in compliance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects requirements. The Technical Report is in support of Silver Standard’s October 6, 2014 news release announcing the Mineral Resources estimate, Mineral Reserves estimate and life of mine plan for the wholly-owned Marigold mine. The Technical Report is available on SEDAR at www.sedar.com and on Silver Standard’s website at www.silverstandard.com.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

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